 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No.__)*

Landcadia Holdings II, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value

(Title of Class of Securities)

51476X204

(CUSIP Number)

Tilman Fertitta

1510 West Loop South

Houston, Texas 77027

Tel: (310) 914-1373

Copy to:

Elliott Smith

Winston & Strawn, LLP

200 Park Avenue

New York, New York 10166

(212) 294-6787

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 12, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 51476 X204

1	NAMES OF REPORTING PERSONS Tilman J. Fertitta
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,090,625 shares (1)(2)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 4,090,625 shares (1)(2)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,090,625 shares (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Consists entirely of shares of Class B Common Stock, par value $0.0001 per share (“Class B Common Stock”) of the Issuer, which are convertible into shares of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”) of the Issuer, as described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-230946) (the “Registration Statement”) and have no expiration date.

(2) Excludes 2,941,667 shares of Class A Common Stock issuable upon the exercise of 2,941,667 private placement warrants of the Issuer. Each private placement warrant is exercisable to purchase one share of Class A Common Stock at a price of $11.50 per share, subject to adjustment, becomes exercisable 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, as described under the heading “Description of Securities—Redeemable Warrants—Private Placement Warrants” in the Registration Statement.

(3) Based on an aggregate of 39,531,250 shares of common stock outstanding, consisting of 31,625,000 shares of Class A Common Stock and 7,906,250 shares of Class B Common Stock outstanding as of November 7, 2019, as reported by the Issuer in its quarterly report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 12, 2019.

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the shares of Class A Common Stock, par value $0.0001 per share (the “Common Stock”), of Landcadia Holdings II, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1510 West Loop South, Houston, Texas 77027.

Item 2. Identity and Background.

This Schedule 13D is filed by Tilman J. Fertitta (the “Reporting Person”).

The Reporting Person’s address is 1510 West Loop South, Houston, Texas 77027.

The Reporting Person is the Chief Executive Officer of the Issuer.

During the last five years, the Reporting Person has not (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

Item 4. Purpose of Transaction.

Founder Shares

On February 14, 2019, the Issuer sold 2,975,000 shares of Class B common stock, par value $0.0001 per share (“Founder Shares”), of the Issuer, to Fertitta Entertainment, Inc. (“FEI”) for $10,000. On March 13, 2019, the Issuer conducted a 1:2,775 stock split, resulting in FEI owning 3,718,750 Founder Shares. On May 6, 2019, the Issuer conducted a 1:1.25 stock split, resulting in FEI owning 4,090,625 Founder Shares. On June 12, 2019, FEI assigned and transferred all of the Founder Shares held by it to the Reporting Person, for the same price originally paid by FEI for such shares.

At the time of the Issuer’s initial business combination, the Founder Shares will automatically convert into shares of Class A Common Stock on a one-for-one basis, subject to adjustment as provided in the prospectus associated with the Issuer’s initial public offering (the “prospectus”). If additional shares of Class A Common Stock, or equity-linked securities, are issued or deemed issued in excess of the amounts offered in the prospectus and related to the closing of the initial business combination, the number of shares of Class A common stock issuable upon conversion of all Founders Shares will be adjusted so that they equal, in the aggregate, 20% of the total number of all shares of Class A common stock outstanding after such conversion (after giving effect to any redemptions of shares of Class A common stock by public stockholders), including the total number of shares of Class A common stock issued, or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Issuer in connection with or in relation to the consummation of the initial business combination, excluding any shares of Class A common stock or equity-linked securities exercisable for or convertible into shares of Class A common stock issued, or to be issued, to any seller in the business combination and any private placement-equivalent warrants issued to the Sponsors, officers or directors upon conversion of working capital loans; provided that such conversion of Founders Shares will never occur on a less than one-for-one basis. the Issuer’s Holders of the Founder Shares and holders of the shares of Class A Common Stock will vote together as a single class on all matters submitted to a vote of the Issuer’s stockholders, except as required by law.

Private Placement Warrants

Pursuant to the Private Placement Warrants Purchase Agreement included in this filing as Exhibit 1, on May 6, 2019, the FEI purchased an aggregate of 2,941,667 warrants at a price of $1.50 per warrant (an aggregate purchase price of $4,412,501) in a private placement that occurred simultaneously with the closing of the Issuer’s initial public offering (the “Private Placement Warrants”). Each Private Placement Warrant entitles the holder to purchase one share of Class A Common Stock at $11.50 per whole share. The Private Placement Warrants (including the shares of Class A Common Stock issuable upon exercise of the Private Placement Warrants) will not be transferable, assignable or salable until 30 days after the completion of the Issuer’s initial business combination, and they will be non-redeemable so long as they are held by the initial purchasers of the Private Placement Warrants or their permitted transferees. If the Private Placement Warrants are held by someone other than the initial purchasers of the Private Placement Warrants or their permitted transferees, the Private Placement Warrants will be redeemable by the Issuer and exercisable by such holders on the same basis as the warrants included in the units sold in the Issuer’s initial public offering. Otherwise, the Private Placement Warrants have terms and provisions that are identical to those of the warrants sold in the Issuer’s initial public offering, except that the Private Placement Warrants may be settled on a cashless basis. If the Issuer does not complete the initial business combination, the proceeds of the sale of the Private Placement Warrants will be part of the liquidating distribution to the public stockholders and the Private Placement Warrants issued to the Sponsors will expire worthless. On June 12, 2019, FEI assigned and transferred all of the Private Placement Warrants held by it to the Reporting Person, for the same price originally paid by FEI for such warrants.

Plans or Proposals

Other than as described in this Item 4 and in connection with the Issuer’s initial business combination, the Reporting Person does not have any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided that the Reporting Person may, at any time, review or reconsider his position with respect to the Issuer and reserve the right to develop such plans or proposals.

Item 5. Interest in Securities of the Issuer.

(a) and (b) The information contained on the cover pages to this Schedule and set forth in Item 4 hereof is incorporated herein by reference.

(c) None.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6, as applicable.

Transfers of Founder Shares and Private Placement Warrants

The Founder Shares, Private Placement Warrants and any shares of Common Stock issued upon exercise of the Private Placement Warrants are each subject to transfer restrictions pursuant to lockup provisions in letter agreements with the Issuer entered into by the Issuer’s officers and initial stockholders. Those lock-up provisions provide that such securities are not transferable or salable (i) in the case of the Founder Shares, until the earlier of   (A) one year after the completion of the Issuer’s initial business combination or (B) subsequent to the Issuer’s initial business combination, (x) if the reported closing price of the Issuer’s Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Issuer’s initial business combination, or (y) the date on which the Issuer completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Issuer’s stockholders having the right to exchange their shares of common stock for cash, securities or other property, and (ii) in the case of the Private Placement Warrants and the Class A common stock underlying such warrants, until 30 days after the completion of the Issuer’s initial business combination, except in each case (a) to the Issuer’s officers or directors, any affiliates or family members of any of the Issuer’s officers or directors, any members of the Issuer’s sponsors, or any affiliates of the Issuer’s sponsors, (b) in the case of an individual, by gift to a member of one of the members of the individual’s immediate family or to a trust, the beneficiary of which is a member of one of the individual’s immediate family, an affiliate of such person or to a charitable organization; (c) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (d) in the case of an individual, pursuant to a qualified domestic relations order; (e) by private sales or transfers made in connection with any forward purchase agreement or similar arrangement or in connection with the consummation of an initial business combination at prices no greater than the price at which the shares or warrants were originally purchased; (f) in the event of the Issuer’s liquidation prior to the completion of the Issuer’s initial business combination; or (g) by virtue of the laws of Delaware or the organizational documents of either of the Issuer’s sponsors upon dissolution of either of the Issuer’s sponsors; provided, however, that in the case of clauses (a) through (e) or (g) these permitted transferees must enter into a written agreement agreeing to be bound by these transfer restrictions and the other restrictions contained in the letter agreements and by the same agreements entered into by the Issuer’s sponsor with respect to such securities (including provisions relating to voting, the trust account and liquidation distributions). The Letter Agreement among the Issuer and the Reporting Person is included in this filing as Exhibit 2.

Registration Rights

Pursuant to the Registration Rights Agreement included in this filing as Exhibit 3, the holders of the Founder Shares, Private Placement Warrants and warrants that may be issued upon conversion of working capital loans have rights to require the Issuer to register a sale of any of the Issuer’s securities held by them. These holders are entitled to make up to three demands, excluding short form registration demands, that the Issuer register such securities for sale under the Securities Act. In addition, these holders will have “piggy-back” registration rights to include their securities in other registration statements filed by the Issuer. However, the Registration Rights Agreement provides that the Issuer will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lockup period.

Voting on Business Combination

Pursuant to the terms of the letter agreements entered into between the Issuer and its officers, including the Reporting Person, the parties thereto have agreed with the Issuer that if the Issuer seeks stockholder approval of a proposed business combination, the parties thereto will vote all Founder Shares and any other shares of Class A Common Stock held by them in favor of such proposed business combination.

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits to this Schedule:

Exhibit Number	Description
1.	Private Placement Warrants Purchase Agreement, dated May 6, 2019, between the Issuer, Jefferies Financial Group, Inc. and Fertitta Entertainment, Inc. (incorporated by reference to Exhibit 10.7 to the Issuer’s Current Report on Form 8-K (File No. 001-38893), filed with the SEC on May 9, 2019).
2.	Letter Agreement, dated May 6, 2019, by and among the Issuer, Tilman J. Fertitta, Richard Handler, Richard H. Liem, Steven L. Scheinthal, Nicholas Daraviras, G. Michael Stevens, Michael Chadwick, Jefferies Financial Group, Inc. and Fertitta Entertainment, Inc. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001-38893), filed with the SEC on May 9, 2019).
3.	Registration Rights Agreement, dated May 6, 2019, by and among the Issuer, Jefferies Financial Group, Inc. and Fertitta Entertainment, Inc. (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K (File No. 001-38893), filed with the SEC on May 9, 2019).
4.	Warrant Agreement, dated May 6, 2019, by and between Continental Stock Transfer & Trust Company and the Issuer (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K (File No. 001-38893), filed with the SEC on May 9, 2019).
5.	Power of Attorney of Tilman J. Fertitta regarding Schedule 13D filings (incorporated by reference to Exhibit 24.2 to the Form 3 filed by Tilman J. Fertitta with the SEC on May 6, 2019).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2020	Tilman J. Fertitta

	By:	/s/ Elliott Smith
Elliott Smith
Attorney-in-Fact